BRF S.A.
Publicly Held Company
CNPJ/ME 01.838.723/0001-27
NIRE 42.300.034.240
CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 15, 2022

1. DATE, TIME AND PLACE: Meeting held on December 15, 2022, at 2 p.m., at BRF S.A.'s ("Company") office located at Avenida Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, in the City of São Paulo, State of São Paulo, Zip Code 05425-070.

2. CALL AND ATTENDANCE: Call duly carried out under the terms of article 21 of the Company's Bylaws, with the presence of the totality of the members of the Board of Directors, namely: Mr. Marcos Antonio Molina dos Santos, Mr. Sergio Agapito Lires Rial, Mrs. Marcia Aparecida Pascoal Marçal dos Santos, Mrs. Flavia Maria Bittencourt, Mrs. Deborah Stern Vieitas, Mr. Augusto Marques da Cruz Filho, Mr. Aldo Luiz Mendes, Mr. Pedro de Camargo Neto, Mr. Altamir Batista Mateus da Silva and Mr. Eduardo Augusto Rocha Pocetti.

3. PRESIDING BOARD: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4. AGENDA: (i) in the terms of article 23, item (xxxiii) of the Company's Bylaws, the approval of the execution, by Potengi Holdings S.A., ("Potengi") of its first (1st) issuance ("Issuance") of book entry commercial notes, of a single series, for public offering with restricted placement efforts ("Commercial Notes"), in the full amount of up to R$700,000,000.00 (seven hundred million reais), in the terms of Law no. 6,385, dated December 7, 1976, as amended, of Brazilian Securities and Commission (*Comissão de Valores Mobiliários)* ("CVM") Instruction no. 476, dated January 16, 2009, as amended (CVM Instruction no. 476), of Law no. 14,195, dated August 26, 2021 and other applicable legal or regulatory provisions ("Offer"), as per the terms and conditions provisioned in the "*Termo de Emissão da 1ª (Primeira) Emissão de Notas Comerciais Escriturais, em Série Única, para Distribuição Pública com Esforços Restritos, da Potengi Holdings S.A.*" ("Issuance Deed"), to be executed by Potengi, a fiduciary agent, representing the collectivity of holders of the Commercial Notes ("Commercial Notes' Holders"), and, in the capacity of guarantors, the Company and AES Brasil Energia S.A.; **(ii)** in the

terms of article 23, item (xxxi) of the Company's Bylaws, approve the provision of guarantee by the Company, to be granted jointly with AES Brasil Energia S.A., proportionally to their respective corporate ownership in Potengi, as to make the Company, along with AES Brasil Energia S.A., without solidarity, irrevocably responsible to the Commercial Notes' Holders, in the capacity of guarantors, for the integral and timely payment of the Guaranteed Obligations (as defined in the Issuance Deed), per the terms and conditions provisioned in the Issuance Deed ("Guarantee"); **(iii)** authorize the Company's officers and/or its duly appointed attorneys-in-fact to carry out any and all acts deemed necessary for the completion of the Issuance and the Offer, including the execution of all documents and eventual amendments as well as carry out all acts necessary or convenient to perform the above described, including, but not limited to, the execution of the Issuance Deed; and **(iv)** ratify any and all acts performed by the Company's officers and/or attorneys-in-fact related to the resolutions above.

5. RESOLUTIONS: The members of the Board of Directors, by unanimous vote and without any reservations or restrictions approved the drawing up of these minutes in the form of a summary and deliberated, once the agenda had been examined and discussed, the following:

5.1. Authorize the Issuance of the Commercial Notes;

5.2. Approve the provision of the Guarantee by the Company;

5.3. Authorize the Company's officers (or its duly appointed attorneys-in-fact), to carry out any and all acts deemed necessary for carrying out the Issuance, the Offer and the granting of the Guarantee, including the execution of all documents and eventual amendments as well as carry out all acts necessary or convenient to perform the above described, including, but not limited to, the execution of the Issuance Deed;

5.4. Ratify any and all acts performed by the Company's officers and/or attorneys-in-fact related to the resolutions above.

6. DOCUMENTS FILED AT THE COMPANY: The documents analyzed by the members of the Board of Directors or information presented during the meeting were filed at the Company's head

office.

7. **CLOSURE:** There being no other matters to be discussed, the meeting was closed, being the present minutes drawn up by electronic processing, which after having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, December 15, 2022.

____

Bruno Machado Ferla
Secretary